TOWERS @ WILLIAMS SQUARE
                                    5215 N. O'CONNOR BLVD.
                                    SUITE 200
                                    LAS COLINAS/IRVING, TX.  75039
                                    (972) 868-9066/FAX: 868-9067
                                    (800) 510-2283/E-Mail: dynares@anational.com

DYNARESOURCE,  INC.


                                                                   JUNE 09, 2000


TO:  The United States Securities  and Exchange Commission
     Division of Corporate Finance
     Mr. H. Roger Schwall - Assistant Director  (202-942-1870)
     Ms. Jill Davis - (202-942-1996)
     Washington, D.C.  20549
     Fax:  202-942-9528

RE: DynaResource, Inc./Form 10-SB Registration Statement; Filed April 17, 2000 File Number 0-30371
     Revised Form 10 - SB/A; filed May 25;



Dear Mr. Schwall/Ms. Davis:

In response to your comments dated June 2, 2000, please see the following:

1. Your comment was: "We have reviewed your response to our prior comment number 1 and do not agree with your conclusions. Based on our limited review of your filing it does not appear that you have commenced your planned principal operations or generated significant revenue from these operations. Given that your current operations are primarily devoted to exploring for natural resources either directly or through joint venture arrangements, we believe that the status of your operations are within the scope of SFAS 7. Accordingly, as previously requested, revise your financial statements to include audited disclosures required by paragraphs 10 to 13 of SFAS 13 from the period of inception to present.

     RESPONSE: While the Registrant could still argue the conclusions described in your comment number 1 above, Registrant is respectfully requesting the immediate withdrawal of its Form 10-SB and Form 10-SB/A. The Registrant has recently entered into a material transaction, which upon closing, would materially affect Registrant's Form 10-SB Filing. In addition, upon the closing of the material transaction above noted, Registrant would expect to conduct activities in Mexico, which could also materially affect Registrant's Form 10-SB Filing. Registrant will expect to Re-File a Form 10-SB at a later time.

2. Your comment was: "We have reviewed your response to our prior comment number 2 and do not agree with your conclusion. As previously requested, revise your Form 10-SB and financial statements to refer to your company as an exploration stage entity, as you do not meet the definition of a development stage mining company under Guide 7. Refer to the paragraph
     (a)(4) and the Instruction to paragraph (a) of Industry Guide 7 and the Issues in the Extractive Industries, Current Accounting and Disclosure Issues in the Division of Corporation Finance, January 21, 2000 on our website (http://www.sec.gov/offices/corpfin/acctdisc.htm#recent)."


     RESPONSE: While the Registrant does not agree with your comment number 2, it is respectfully requesting the withdrawal of its Form 10-SB and Form 10-SB/A. Refer to additional response submitted in Item 1 above.

3. Your comment was: " We have reviewed your response to our prior comment number 3 and do not fully understand your response. However, based on your revised disclosure it appears that you are not accounting for your investment in Minera in accordance with GAAP either. We are deferring any further review of this matter at this time."

     RESPONSE: Registrant is respectfully requesting the withdrawal of its Form 10-SB and Form 10-SB/A Filing. Please refer to additional response submitted in Item 1 above.

The Registrant is filing this response, and request for immediate withdrawal of its Form 10-SB and Form 10 SB/A, electronically on June 12, 2000. A confirming, original copy of Registrant's response and request for immediate withdrawal is being couriered to the Securities and Exchange Commission, Zip Code 20549-0405, attention Mr. H. Roger Schwall. Thank you again for your expeditious review. Please let us know of any questions or comments regarding Registrant's response and request for withdrawal of Form 10-SB / From 10-SB/A.




Respectfully,


/s/  K.D. DIEPHOLZ
-----------------------------------
K.D. DIEPHOLZ;  Chairman / CEO
On behalf of the Board of Directors




CC:      Mr. Mark Cleland
         Mr. Neil Baritz/Mr. Bill Federman